UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

Financial Statements as of and for the

Years Ended December 31, 2006 and 2005,

Supplemental Schedule as of December 31, 2006, and

Report of Independent Registered Public Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Minneapolis, MN

June 29, 2007

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 and 2005

	2006	2005
PARTICIPANT DIRECTED INVESTMENTS – AT FAIR VALUE	$199,409,990	$181,118,492
CONTRIBUTIONS RECEIVABLE:
Employer	3,721,393	3,408,999
Participants	257,418	158,438

Total contributions receivable	3,978,811	3,567,437

NET ASSETS AVAILABLE FOR BENEFITS – AT FAIR VALUE	$203,388,801	$184,685,929
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	347,275	481,442

NET ASSETS AVAILABLE FOR BENEFITS	$203,736,076	$185,167,371

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$185,167,371	$174,232,022
INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation of investments	13,945,740	10,501,242
Interest and dividend income	5,914,818	2,588,723
Loan interest income	469,438	347,460
Employee contributions	8,099,551	7,573,111
Employer contributions	6,172,022	6,562,361
Rollover contributions	282,709	792,714
Distributions to participants	(16,274,060)	(17,390,612)
Administrative expenses	(41,513)	(39,650)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$203,736,076	$185,167,371

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE

YEARS ENDED DECEMBER 31, 2006 and 2005

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2004, the Tru Vue Local 73 Pension Plan (the “Tru Vue Plan”) was frozen and the assets were merged into the Plan. Effective January 1, 2005, Company contributions are made to the Plan for those eligible employees who are part of the Tru Vue Plan as outlined in the agreement between Tru Vue, Inc. and the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Union”) (the “Union Agreement”). Also, as of January 1, 2005, participants of the Tru Vue Plan are allowed to make pretax contributions into the Plan. No Company matching contributions will be made on these employee pretax contributions.

Plan Administrator and Trustee—The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. State Street Bank and Trust (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility—Under the terms of the Plan, an employee scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service. Employees that are represented for collective bargaining purposes by the Union and meet the above eligibility requirements are also eligible to be participants in the Plan, effective January 1, 2005.

Contributions—Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pre-tax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2006 and 2005, the Company contributed for eligible non-union participants an amount equal to 30% of the first 6% of base compensation that a participant contributes to the Plan.

Additionally, the Company contributes to non-union participants an amount determined as a percentage of the participant’s eligible compensation and years of service with the Company. In order to receive an annual contribution, the eligible participant must have completed 1,000 hours of qualified service during the plan year and be an active employee on December 31. Employer contributions are 3 percent for less than 10 years of service, 4 percent for more than 10 years but less than 20 years of service, and 5 percent for 20 years or more of service. These Company contributions are designed to accumulate funds needed to provide retirement benefits to its employees.

Participants who are members of the Union do not have their employee contributions matched by the Company. The Company contributes to Union participants an amount determined by the Union Agreement. The Company made a contribution in the amount of $57,382 in 2006 and $64,282 in 2005 for eligible members of the Union, which is included within Employer Contributions Receivable on the Statement of Net Assets Available for Benefits. While none have been made to date, the Company may also make additional discretionary profit sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pre-tax and Company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Apogee Stock Fund.

Vesting—Participants’ pre-tax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $155,000 in 2006 and $130,000 in 2005.

Loans—The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 8.00% to 9.25% for new loans issued in 2006. Participant loans of $7,022,936 and $6,628,539 were outstanding as of December 31, 2006 and 2005, respectively.

Distributions—Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70-1/2; however, a 5% or more owner of Company stock may not defer his or her distribution beyond age 70-1/2.

Employees may make withdrawals upon attainment of age 59-1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments, except for loans to participants, are stated at fair value provided by the trustee. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances.

The State Street Global Advisors Principal Accumulation Return Fund is a stable value fund that is a commingled pool of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The fund may invest in one or more bank, insurance company or synthetic investment contracts, and in short-term investments or other collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan’s share of the underlying net assets of the Trust.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur, except for the stable value fund as described above.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require the Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses – Administrative expenses of approximately $56,000 in 2006 and $54,000 in 2005 relating to trustee and recordkeeping fees were paid by the Company for the Plan, at the Company’s discretion. All remaining expenses were paid by the Plan.

Adoption of new Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
State Street Global Advisors Moderate Asset Allocation Fund*	$54,596,199	$51,136,862
State Street Global Advisors Principal Accumulation Return Fund*	30,214,848	29,011,818
State Street Global Advisors Large Cap Value Fund*	17,623,261	14,599,426
Fidelity Advisor Diversified International Fund	16,301,131	13,195,371
Franklin Small Cap Growth Fund II	15,708,411	15,179,821
State Street Global Advisors S&P 500 Index Fund*	15,553,553	13,916,628
Apogee Enterprises, Inc. Common Stock Fund*	13,631,827	11,787,290
State Street Global Advisors Mid Cap Fund*	11,983,621	10,318,892

*	Denotes party-in-interest

During the year ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Common/Collective Funds
State Street Global Advisors Moderate Asset Allocation Fund*	$3,869,815	$2,573,669
State Street Global Advisors Large Cap Value Fund*	2,682,389	1,229,938
Apogee Enterprises, Inc. Common Stock Fund*	2,216,571	2,123,131
State Street Global Advisors S&P 500 Index Fund*	2,104,247	636,564
State Street Global Advisors Mid Cap Fund*	1,301,534	1,322,050
State Street Global Advisors Aggressive Asset Allocation Fund*	451,724	314,070
State Street Global Advisors Bond Market Fund*	163,363	88,363
State Street Global Advisors Conservative Asset Allocation Fund*	90,994	48,340
State Street Global Advisors Principal Accumulation Return Fund*	—	—

Total Common/Collective Funds	12,880,637	8,336,125

Mutual Funds
Fidelity Advisor Diversified International Fund	1,028,669	1,478,438
MFS Strategic Growth Fund (A)	236,666	59,766
Franklin Small Cap Growth Fund II	(200,232)	626,913

Total Mutual Funds	1,065,103	2,165,117

Net appreciation of investments	$13,945,740	$10,501,242

*	Denotes party-in-interest

4.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002 from the IRS stating that the Plan and related Trust are designed in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

5.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances, which normally vest over three years, would become 100 percent vested immediately.

6.	RELATED-PARTY TRANSACTIONS AND BALANCES

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust. State Street Bank and Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 668,918 and 706,481 shares, respectively, of common stock of Apogee Enterprises, Inc., the sponsoring employer, with a cost basis of $6,946,648 and $7,048,733, respectively. During the year ended December 31, 2006 and 2005, the Plan recorded dividend income from its Apogee common stock of $189,840 and $188,259, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2006 and December 31, 2005:

	2006	2005
Investments at fair value per financial statements	$199,409,990	$181,118,492
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	347,275	481,442

Investments per the Form 5500	$199,757,265	$181,599,934

The following is a reconciliation of income per the financial statements to the Form 5500 for the year ended December 31, 2005:

2005
Income per financial statements	$13,089,965
Add: Deemed loan activity	7,117

Income per the Form 5500	$13,097,082

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2006

Description	Cost	Current Value
State Street Global Advisors Money Market Fund*	**	$126,880
State Street Global Advisors Principal Accumulation Return Fund*	**	30,214,848
State Street Global Advisors Bond Market Fund*	**	3,792,670
State Street Global Advisors S&P 500 Index Fund*	**	15,553,553
State Street Global Advisors Large Cap Value Fund*	**	17,623,261
American Funds Growth Fund of America	**	4,876,888
State Street Global Advisors Mid Cap Fund*	**	11,983,621
Franklin Small Cap Growth Fund II	**	15,708,411
Fidelity Advisor Diversified International Fund	**	16,301,131
State Street Global Advisors Conservative Asset Allocation Fund*	**	2,112,492
State Street Global Advisors Moderate Asset Allocation Fund*	**	54,596,199
State Street Global Advisors Aggressive Asset Allocation Fund*	**	6,212,548
Apogee Enterprises, Inc. Common Stock Fund*	**	13,631,827
Loans to participants, with maturity dates ranging from 1/4/07 to 7/29/21 and with interest ranging from 5.00% to 10.56%*	**	7,022,936

Total Investments		$199,757,265

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.,
the Plan Administrator

By:	/s/ James S. Porter
James S. Porter
Chief Financial Officer

Date: June 29, 2007